ENGlobal Corporation
Financial Highlights
Consolidated Statements of Income
(in thousands, except per share data)

	Quarter Ended September 30, 2006	Quarter Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Operating Revenue . . . . $	82,504 $	59,266 $	224,196 $	163,314
Operating Expenses:				
Direct cost	77,954	51,427	200,697	142,499
Selling, general and administrative	6,411	4,815	18,921	12,991
Depreciation and amortization	393	258	1,150	814
Total operating expenses . .	84,759	56,500	220,768	156,304
Operating income (loss) . . .	(2,255)	2,765	3,428	7,010
Other Income (Expense):				
Other income (expense)	(20)	6	389	79
Interest income (expense), net	(371)	(199)	(786)	(643)
Income before Provision for Income Taxes . .	(2,647)	2,572	3,031	6,446
Provision for Income Taxes	(1,076)	952	1,036	2,385
Net Income (Loss)	(1,570)	1,620	1,995	4,061
Net Income Per Common Share:				
Basic	(0.06)	0.07	0.08	0.17
Diluted	(0.06)	0.07	0.07	0.17
Weighted Average Shares Used in Computing Net Income Per Share:				
Basic	26,645,830	23,890,842	26,475,353	23,637,345
Diluted	26,645,830	24,898,045	27,027,931	24,460,313

ENGlobal Corporation
Financial Highlights
Selected Balance Sheet Information
(in thousands)

	As of September 30, 2006	As of December 31, 2005
Cash . . . .$	1,071 $	159
Working capital	35,503	21,825
Property and equipment, net	7,960	6,861
Total assets	99,384	75,936
Long-term debt, net of current portion	22,831	5,228
Stockholders' Equity	44,882	39,865

This is an Intelligent Financial Statement™ by CoreFiling. The Intelligent Financial Statement™ embeds XBRL financial data in a viewable and printable document. By moving your mouse over the displayed data, pop-up CoreFiling TagTips™ will show you how the data is internally expressed as XBRL. (Please note that TagTips™ require Adobe® Reader® 7.0 or later.)

To obtain the embedded XBRL report and any XBRL extension taxonomies, double-click or right-click the paperclip icon or icons below.

For more information on the Intelligent Financial Statement™ or XBRL, please see http://www.corefiling.com.

XBRL report   eng-20060930.xml

XBRL taxonomy schema   eng-20060930.xsd

XBRL taxonomy linkbase   eng-20060930_pre.xml

XBRL taxonomy linkbase   eng-20060930_lab.xml

XBRL taxonomy linkbase   eng-20060930_cal.xml